SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                             Pogo Producing Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    730448107
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 1, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP No. 730448107                             Page 2 of 8 Pages
--------------------------------                --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                     I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               4,200,000
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,200,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,200,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------                --------------------------------
CUSIP No. 730448107                             Page 3 of 8 Pages
--------------------------------                --------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)  [ ]
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               4,200,000
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                4,200,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,200,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on November 20, 2006 (the "Original 13D", and together with the Amendment, the "Schedule 13D"). The Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Management Company, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $1.00 per share, of Pogo Producing Company, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.


Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     On November 29, 2006, representatives of the Reporting Persons met with Paul Van Wagenen, Chairman, President and Chief Executive Officer of the Company following the Company's presentation at the Friedman Billings Ramsey investor conference in New York. This meeting with Mr. Van Wagenen confirmed the Reporting Persons' positive view of the Company's underlying asset value, but also contributed to investor concerns that the Company's management has failed to pursue cohesive exploration, development, acquisition and financial plans. In a letter dated December 1, 2006 from the Management Company to Mr. Van Wagenen, a copy of which is attached to this Amendment as an exhibit and incorporated herein by reference, the Management Company elaborated on what it believes to be some of the failures of the Company's management.

     Accordingly, the Reporting Persons intend to seek to elect at the Company's 2007 annual meeting of shareholders (the "Annual Meeting") new directors who will constitute a majority of the Company's board of directors (the "Board"). In order to do so, the Reporting Persons intend to propose at the Annual Meeting
(i) nominees to fill the seats of the Company's directors whose terms expire at the Annual Meeting, (ii) amendments (the "Proposed Amendments") to the Company's bylaws (the "Bylaws") that will (A) expand the size of the Board and (B) allow the Company's shareholders to fill the newly created directorships, and (iii) nominees to fill the newly created directorships if the Proposed Amendments are adopted.

     Based on public disclosures by the Company, the Board currently consists of 8 directors serving staggered three-year terms. The terms of 3 of these directors will end at the Annual Meeting. Pursuant to the Company's Restated Certificate of Incorporation (the "Charter"), the Board is to consist of between 3 and 13 members as specified from time to time in the Bylaws. Currently, the Bylaws provide that the Board is to consist of between 3 and 11 directors, as determined from time to time by or pursuant to a resolution passed by a majority of the Board. The first of the two Proposed Amendments would amend this provision of the Bylaws to provide that the Board shall consist of 11 directors.

     The Bylaws currently provide that if the size of the Board is expanded, only the Board can fill the newly created directorships. The second of the Proposed Amendments would amend the Bylaws to provide that the Company's shareholders shall have the right to fill vacancies and newly created directorships on the Board and that in the case of directorships created by the shareholders, only the shareholders shall fill such directorships.

     The Bylaws provide that they can be altered, amended, added to or repealed by the Company's shareholders at any annual or special meeting, by the vote of the holders of shares of stock having a majority of the voting power of the then-outstanding shares of voting stock. As a result of this provision, the Proposed Amendments will be adopted if they are approved at the Annual Meeting by the holders of a majority of the Common Stock. The Reporting Persons intend to solicit proxies for use at the Annual Meeting in order to seek adoption of the Proposed Amendments and the election to the Board of nominees it will propose who would constitute a majority of the Board if elected.

                                      * * *

     In connection with their intended proxy solicitation, Third Point LLC and certain of its affiliates intend to file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company. THIRD POINT LLC STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

     In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation by Third Point LLC: Third Point LLC, Mr. Loeb, Third Point Offshore Fund, Ltd., Third Point Ultra Ltd., Third Point Partners LP, Third Point Partners Qualified LP and Lyxor/Third Point Fund Limited. Certain of these persons hold direct or indirect interests as follows:
Third Point LLC may be deemed to beneficially own 4,200,000 shares of Common Stock; Mr. Loeb may be deemed to beneficially own 4,200,000 shares of Common Stock; Third Point Offshore Fund, Ltd. may be deemed to beneficially own 2,738,200 shares of Common Stock; Third Point Ultra Ltd. may be deemed to beneficially own 456,000 shares of Common Stock; Third Point Partners LP may be deemed to beneficially own 419,600 shares of Common Stock; Third Point Partners Qualified LP may be deemed to beneficially own 333,200 shares of Common Stock; and Lyxor/Third Point Fund Limited may be deemed to beneficially own 253,000 shares of Common Stock.


Item 5.  Interest in Securities of the Issuer.

         Item 5(c) of the Schedule 13D is hereby amended by adding the following thereto:

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in Common Stock since the most recent filing on Schedule 13D.

     All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange. Except as set forth on Schedule A, since the most recent filing on Schedule 13D there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.


Item 7.  Material to be Filed as Exhibits.

  99.1 Letter, dated December 1, 2006, from the Management Company to Paul Van Wagenen, Chairman, President and Chief Executive Officer of the Company.



                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 1, 2006




                                  THIRD POINT LLC



                                  By: /s/ Daniel S. Loeb
                                      ------------------------------------------
                                      Name:   Daniel S. Loeb
                                      Title:  Chief Executive Officer




                                  /s/ Daniel S. Loeb
                                  ----------------------------------------------
                                  Daniel S. Loeb







               [SIGNATURE PAGE TO AMENDMENT NO. 1 TO SCHEDULE 13D
                     WITH RESPECT TO POGO PRODUCING COMPANY]




                                                Schedule A


                                (Transactions by the Funds in Common Stock since the most recent filing on Schedule 13D)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------

       11/30/06                      BUY                           4,200                              52.92

------------------------ ---------------------------- --------------------------------- -----------------------------------

       11/30/06                     SELL                          (4,200)                             52.92
------------------------ ---------------------------- --------------------------------- -----------------------------------